UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62298/June 16, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13833

_____

In the Matter of   :
                                :   ORDER MAKING FINDINGS AND
P&P RESEARCH CO., LTD.   :   REVOKING REGISTRATION BY
                                :   DEFAULT
                                :

_____

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 24, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the Commission attempted to deliver the OIP to P&P Research Co., Ltd. (P&P), on April 19, 2010, in compliance with Rule 141 of the Commission's Rules of Practice.[1] No Answer has been received and the time for filing an Answer has expired. On June 1, 2010, the Division moved to hold P&P in default (Default Motion). No opposition to the Default Motion has been received and the time for filing an opposition has also expired. Accordingly, P&P is in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

P&P (CIK No. 1239668) is a Korean corporation located in Seoul, Korea, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). P&P is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F registration on June 9, 2003, which reported a net loss of $886,576 for the fiscal year ended December 31, 2002.

P&P is delinquent in its periodic filings with the Commission and has repeatedly failed to meet its obligations to file timely periodic reports. It has also failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic

---

[1] If P&P believes that service of the OIP was invalid, it may move to set aside the default pursuant to Rule 155(b) of the Commission's Rules of Practice. Any such motion must provide a current address at which P&P agrees to accept delivery of the OIP.

filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, P&P failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of P&P Research Co., Ltd., is revoked.

_____
James T. Kelly
Administrative Law Judge